UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                   (Rule 13-d-101)
                   Under the Securities Exchange Act of 1934
                                  (Amendment 3)
                              Thistle Group Holdings, Co.
                                (Name of Issuer)

                          Common Stock, $.10 Par Value
                         (Title of Class of Securities)

                                   88431E103
                                 (CUSIP Number)

                                Seymour Holtzman
                             c/o Jewelcor Companies
                           100 N. Wilkes-Barre Blvd.
                        Wilkes-Barre, Pennsylvania 18702
                                 (570) 822-6277
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 March 14, 2002
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) or (4), check the following box.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).











SCHEDULE 13D

CUSIP No. 88431E103

1    NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Jewelcor Management, Inc.
     Federal Identification No.  23-2331228

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)x
                                                                (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2 (e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S. Nevada

               7     SOLE VOTING POWER
                       330,826
NUMBER OF      8     SHARED VOTING POWER
SHARES                   - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                    330,826
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                         - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     330,826

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     []
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.93%

14   TYPE OF REPORTING PERSON*

     CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!




                                 SCHEDULE 13D

CUSIP No. 88431E103

1    NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Barington Companies Equity Partners, L.P.    14-4088890

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)x
                                                                (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS*

      WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2 (e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S. Delaware

               7     SOLE VOTING POWER
                         - 17,850 -
NUMBER OF      8     SHARED VOTING POWER
SHARES                   - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                     -17,850 -
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                         - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     - 17,850 -

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     []

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            Less than 1.0%

14   TYPE OF REPORTING PERSON*

     PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!





                                 SCHEDULE 13D

CUSIP No. 88431E103

1    NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     musicmaker.com, Inc.               54-1811721

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)X
                                                                (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2 (e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S. Delaware

               7     SOLE VOTING POWER
                         - 13,500 -
NUMBER OF      8     SHARED VOTING POWER
SHARES                   - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                     -13,500 -
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                         - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -13,500 -

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     []

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      Less than 1.0%

14   TYPE OF REPORTING PERSON*

     CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!






Item 1. Security and Issuer.

     This Statement on Schedule 13D (the "Statement") relates to the common stock, $.10 par value (the "Common Stock") of Thistle Group Holdings, Co., a Pennsylvania corporation (the "Company").
The principal executive offices of the Company are located at 6060 Ridge Ave., Philadelphia, PA 19128.


Item 2. Identity and Background.

(a)-(c) This statement is being filed by Jewelcor Management, Inc. ("JMI"), Barington Companies Equity Partners, L.P. and musicmaker.com,
 Inc. (collectively, the "Reporting Entities").

Jewelcor Management, Inc. is a Nevada corporation formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal business and principal offices of Jewelcor Management, Inc. is 100 N. Wilkes-Barre Blvd.,
4th Floor, Wilkes-Barre, Pennsylvania 18702.
The officers and directors of Jewelcor Management, Inc.
and their principal occupations and business addresses are set forth on Schedule II and incorporated by reference in this item 2.

Barington Companies Equity Partners, L.P. is a Delaware limited partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal business and principal offices of Barington Companies Equity Partners, L.P. is 888 Seventh Avenue,
17th Floor, New York, New York 10019. The general partner of Barington Companies Equity Partners, L.P. is Barington Companies Investors, LLC, a Delaware limited liability company formed to be the general partner of Barington Companies Equity Partners, L.P. The address of the principal business and principal offices of Barington Companies Investors
LLC is 888 Seventh Avenue, 17th Floor,
New York, New York 10019. James A. Mitarotonda is the managing member of the Barington Companies Investors, LLC.

musicmaker.com, Inc. (Symbol: HITS) is a Delaware corporation that was formerly engaged in the business of marketing customized compact discs over the internet and is presently exploring alternative business opportunities. The address of the principal business and principal offices of musicmaker.com, Inc. is c/o Barington Capital
Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019.
The officers and directors of musicmaker.com, Inc.
and their principal occupations and business addresses are set forth on Schedule I and incorporated by reference in this Item 2.

(d)-(e) During the last five years, none of the Reporting Entities or any other person identified in response to this item 2 was convicted in a criminal proceedings (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws or finding any violation with respect to such laws.

(f)  Each natural person identified I Item 2 is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

        Not applicable

Item 4. Purpose of Transaction

        Each of the Reporting Entities acquired beneficial ownership of the shares of Common Stock to which this Statement relates for investment purposes and to obtain a significant equity interest in Thistle Group Holdings, Co.


         On March 14, 2002, Seymour Holtzman, Chairman of Jewelcor Management, Inc., sent a letter to Mr. John McGill, the Company's Chairman (attached as Exhibit 1) in response to Mr. McGill letter Dated March 13, 2002 concerning among other things, the change in date of the Company's Annual Meeting.


        Each of the Reporting Entities reserves the right to increase or decrease the size of its investment in Thistle Group Holdings, Co. Each of the Reporting Entities reserves the right to take stockholder Action pursuant to a public proxy or consent solicitation made pursuant to, and in accordance with, the Securities Exchange Act of 1934, as amended, and applicable rules and regulations thereunder, and the organizational documents of Thistle Group Holdings, Co. to the extent valid and applicable.

Item 5. Interest in Securities of the Issuer.

As of the date hereof, 2002, JMI beneficially owns an aggregate of 330,826 of Common Stock. Based upon the Company's Form 10-K filed on March 12, 2002 which indicates that there are 6,617,955 shares of Common Stock outstanding, JMI beneficially owns approximately 4.99% of said outstanding shares.

As of the date hereof, Barington Company Equities Partners, L.P.
beneficially owns an aggregate of 17,800 shares of Common Stock, representing less than 1% of the outstanding shares of Common
Stock.

As of the date hereof, musicmaker.com, Inc. beneficially owns an aggregate of 13,500 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock.

As of the date hereof, the Reporting Persons own an aggregate of 362,176 shares of Common Stock which, based on there being 6,617,955 shares of Common Stock outstanding, represents approximately 5.47% of said outstanding shares.

 b)As of the date hereof, each of the Reporting Entities has sole voting and dispositive power over the shares of Common Stock beneficially owned by such Reporting Entity.

(c) except as disclosed in Item 4 above and Form 13-D filed on March 6, 2002 no entity has effected any transaction in shares of such Common Stock during the 60 days preceding the date hereof.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

	Not Applicable

Item 7. Material to be Filed as Exhibits.

1. JMI letter sent to John McGill, Chairman, on March 14, 2002, objecting to issues in a letter which Mr. McGill's sent to Mr. Holtzman on March 13, 2002.


                                     SIGNATURES

     After reasonable inquiry and to the best of their knowledge, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:   March 15, 2002


                           JEWELCOR MANAGEMENT, INC.

                           By: /s/ Seymour Holtzman
                           Name:   Seymour Holtzman
                           Title:  President

                          Barington Companies Equity Partners, LP.


                          By: Barington Companies Investors, LLC
                          Its General Partner

                          By: /s/ James A. Mitarotonda
                          Name: James A. Mitarotonda
                          Title: President and Chief Executive Officer


                          musicmaker.com, Inc.

                          By: /s/ James A. Mitarotonda
                          Name: James A. Mitarotonda
                          Title: President and Chief Executive Officer